UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number: 000-51310

                 XTL Biopharmaceuticals Ltd.
(Translation of registrant's name into English)

Kiryat Weizmann Science Park
3 Hasapir Street, Building 3, PO Box 370
                        Rehovot 76100, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

XTLbio has initiated the Phase 1a clinical trial of XTL-6865 for the treatment of hepatitis C

Rehovot, Israel, 29 September 2005 - XTL Biopharmaceuticals Ltd (“XTLbio”) (LSE: XTL; NASDAQ: XTLB) today announced that it has initiated the Phase1a clinical trial of XTL-6865 for the treatment of hepatitis C (“HCV”). This trial is being conducted under an investigational new drug application (“IND”), filed with the Food and Drug Administration (“FDA”) in April this year. The trial is a multi-center trial and will be conducted in the US and Israel.

XTL-6865 is being developed to prevent HCV re-infection following a liver transplant and for the treatment of chronic HCV disease. XTL-6865 is a combination of two fully human monoclonal antibodies (Ab68 and Ab65) against the hepatitis C virus E2 envelope protein. A single antibody version of this product was tested in a pilot clinical program that included both Phase I and Phase II clinical trials and provided preliminary evidence of anti-viral activity in humans.

Michael Weiss, XTLbio’s Chairman, commented:

“Earlier this year, we set the initiation of clinical trials with XTL-6865 as a significant corporate milestone for 2005. We are very pleased to have accomplished this milestone, and look forward to the further advancement of this important product in our HCV portfolio”

Contacts:

XTLbio
Jonathan Burgin, Chief Financial Officer  Tel: +972 8 930 4440

About XTL Biopharmaceuticals Ltd.
XTL Biopharmaceuticals Ltd. (XTLbio) is a biopharmaceutical company developing drugs against hepatitis. Established in 1993, XTLbio became a public company in 2000 and its ordinary shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange under the symbol XTL and on the Tel Aviv Stock Exchange, Israel, and ADR’s, representing 10 ordinary shares each, are traded on The NASDAQ Stock Market under the symbol XTLB.

Cautionary Statement
Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the US Private Securities Litigation Reform Act of 1995. Among the factors that could cause our actual results to differ materially, and therefore affect interest by investors in our securities, are the following: the results of prior trails with XTL-686are not necessarily indicative of the results we may have in the Phase 1a and 1b trials; and other risk factors identified from time to time in our reports filed with the various regulatory bodies. Any forward-looking statements set forth in this press release speak only as of the date of this press release. We do not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof. This press release and prior releases are available at www.xtlbio.com. The information in our website is not incorporated by reference into this press release and is included as an inactive textual reference only.

XTL Biopharmaceuticals Ltd. to Present at the Rodman & Renshaw Techvest 7th Annual Healthcare Conference

Rehovot, Israel, 3 November 2005 - XTL Biopharmaceuticals Ltd (“XTLbio”) (LSE: XTL; NASDAQ: XTLB; TASE: XTL) today announced that Ram Waisbourd, Vice President, Business Development, will present an overview of the Company at the Rodman & Renshaw Techvest 7th Annual Healthcare Conference in New York City. Mr. Waisbourd's presentation will take place on Monday, 7 November 2005 at 8:10 pm UK time (3:10 pm EST) in the Adams Room at the New York Palace Hotel. A live audio webcast of Mr. Waisbourd's presentation will be available during the presentation at http://www.wsw.com/webcast/rrshq7/xtlb/ and will be archived for a period of 90 days, beginning approximately 3 hours following the conclusion of the live presentation.

Contacts:

XTLbio
Jonathan Burgin, Chief Financial Officer  Tel: +972 8 930 4440

About XTL Biopharmaceuticals Ltd.
Established in 1993, XTL Biopharmaceuticals Ltd. (LSE: XTL; NASDAQ: XTLB; TASE: XTL) is a biopharmaceutical company engaged in the acquisition, development and commercialization of pharmaceutical products for the treatment of infectious diseases, particularly the prevention and treatment of hepatitis B and C.

Cautionary Statement
Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the US Private Securities Litigation Reform Act of 1995. Among the factors that could cause our actual results to differ materially, and therefore affect interest by investors in our securities, are the following: the results of prior trails with XTL-686are not necessarily indicative of the results we may have in the Phase 1a and 1b trials; and other risk factors identified from time to time in our reports filed with the various regulatory bodies. Any forward-looking statements set forth in this press release speak only as of the date of this press release. We do not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof. This press release and prior releases are available at www.xtlbio.com. The information in our website is not incorporated by reference into this press release and is included as an inactive textual reference only.

XTLbio announces data demonstrating the antiviral activity of one of the two antibodies comprising XTLbio’s lead Hepatitis C drug candidate - XTL6865

Data presented yesterday at the 56th annual meeting of the American Association for the
Study of Liver Diseases in San Francisco

Rehovot, Israel; Wednesday 16 November 2005: XTL Biopharmaceuticals Ltd. (“XTLbio”) (LSE: XTL; NASDAQ: XTLB; TASE: XTL) presented yesterday data from a pilot Phase I/II clinical trial with Ab68, one of the two antibodies comprising XTLbio’s lead Hepatitis C drug candidate - XTL-6865.

This pilot study was conducted in patients with hepatitis C following liver transplantation. Patients in this study were treated with 20, 40, 80, 120 or 240 mg doses of Ab68. Ab68 was administered once during the transplantation, then up to 3 times during the first 24 hours following the transplantation, then daily during the following 6 days, and then in a decreasing frequency during the following 11 weeks.

During the period of daily dosing (the first 7 days following the transplantation) reduction in viral load from baseline was greater in the two highest dose groups (120 and 240 mg) compared to the placebo group. On day 1 following the transplantation (when Ab68 was administered 3 times) the median reduction in viral load from baseline of the highest dose group (240 mg) was 1-log (90%) greater than the placebo group.

Thomas Schiano, MD, Medical Director of Adult Liver Transplantation and Director of Clinical Hepatology at the Recanati/Miller Transplantation Institute at Mount Sinai Medical Center commented: “The results presented are very encouraging, as they provide clinical demonstration that Ab68 - which is one of the two antibodies comprising XTLbio’s lead hepatitis C drug candidate - XTL-6865 - has shown activity in reducing viral levels.”

The dual antibody product - XTL-6865 - is presently in Phase Ia clinical trial in patients with chronic hepatitis C. Results from this trial are expected in the second half of 2006

Link to the data presentation: www.xtlbio.com

About XTL-6865

XTL-6865 is XTLbio’s lead Hepatitis C drug candidate, currently in a Phase Ia clinical trial in patients with chronic hepatitis C.

XTL-6865 is a dual-antibody therapeutic developed for two potential indications: preventing hepatitis C recurrence following liver transplantation and preventing relapse following treatment of patients with chronic Hepatitis C.

The two antibodies comprising XTL-6865 - Ab68 and Ab65 - were developed sequentially, and Ab68 was available for clinical evaluation approximately 2 years before Ab65. This enabled XTLbio to conduct pilot studies with Ab68 alone to evaluate its safety and pharmacokinetic properties in patients with chronic hepatitis C, and in patients with hepatitis C following liver transplantation.

The pilot studies with Ab68 in patients with chronic hepatitis C provided preliminary evidence of antiviral activity of Ab68. In the multi-dose pilot study in patients with chronic hepatitis C, a third of the patients demonstrated at least once an equal to or greater than 1-log (90%) reduction in viral load following the administration of Ab68.

The pilot study in patients following liver transplantation - the results of which are described above - provided further data demonstrating the antiviral activity of Ab68.

Phase 1a trial with the dual antibody drug candidate - XTL-6865 - was initiated in September 2005 in patients with chronic hepatitis C. Results from this trial are expected in the second half of 2006.

Contacts:

XTLbio
Jonathan Burgin, Chief Financial Officer  Tel: +972 8 930 4440

About XTL Biopharmaceuticals Ltd.
Established in 1993, XTL Biopharmaceuticals Ltd. (LSE: XTL; NASDAQ: XTLB; TASE: XTL) is a biopharmaceutical company engaged in the acquisition, development and commercialization of pharmaceutical products for the treatment of infectious diseases, particularly the prevention and treatment of hepatitis B and C.

Cautionary Statement
Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the US Private Securities Litigation Reform Act of 1995. Among the factors that could cause our actual results to differ materially, and therefore affect interest by investors in our securities, are the following: the results of the trials of Ab68 are not necessarily indicative of the results we may have in future trials of the Ab68 antibody or of the Phase 1a and 1b trials of XTL6865, as there are many factors affecting those future studies that could yield more inconclusive or negative results; and other risk factors identified from time to time in our reports filed with the various regulatory bodies. Any forward-looking statements set forth in this press release speak only as of the date of this press release. We do not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof. This press release and prior releases are available at www.xtlbio.com. The information in our website is not incorporated by reference into this press release and is included as an inactive textual reference only.

Negotiations for Appointment of a Chief Executive Officer

Rehovot, Israel; Tuesday, December 13, 2005 - XTL Biopharmaceuticals Ltd. ("XTLbio") (LSE: XTL; NASDAQ: XTLB; TASE: XTL), a drug discovery and development company, today announced an update of XTLbio’s search for a Chief Executive Officer. Since March this year, XTLbio has been actively searching for a US based CEO to lead XTLbio. Following a newspaper article published in an Israeli evening newspaper on Sunday, XTLbio confirmed that it is in negotiations with a US based candidate for the position of CEO of XTLbio. XTLbio indicated that such negotiations are still ongoing and have not been finalized and therefore XTLbio did not provide any additional details.

Contacts:

XTLbio
Jonathan Burgin, Chief Financial Officer  Tel: +972 8 930 4440

About XTL Biopharmaceuticals Ltd.
Established in 1993, XTL Biopharmaceuticals Ltd. (LSE: XTL; NASDAQ: XTLB; TASE: XTL) is a biopharmaceutical company engaged in the acquisition, development and commercialization of pharmaceutical products for the treatment of infectious diseases, particularly the prevention and treatment of hepatitis B and C.

Cautionary Statement
Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Among the factors that could cause our actual results to differ materially, and therefore affect interest by investors in our ADR’s, are the following: our ability to successfully complete cost-effective clinical trials for the drug candidates in our pipelines and other risk factors identified from time to time in our reports filed with the regulatory authorities in Israel, the United Kingdom and the United States. Any forward-looking statements set forth in this press release speak only as of the date of this press release. We do not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof. This press release and prior releases are available at www.xtlbio.com. The information in our website is not incorporated by reference into this press release and is included as an inactive textual reference only.

Update on Refocusing Operations

Rehovot, Israel; Friday, 16 December 2005 - XTL Biopharmaceuticals Ltd. ("XTLbio" or the “Company”) (LSE: XTL; NASDAQ: XTLB; TASE: XTL), a biopharmaceutical company developing drugs against hepatitis, today announced that it is implementing an additional step in the Company’s business plan designed to re-focus the Company’s resources on the development of its lead hepatitis C programs, XTL-6865, currently in a Phase I clinical trial, and XTL-2125, which is pending the commencement of a Phase I clinical trial.

The main component of the plan is a reduction in overall headcount of 13 employees, or approximately 25 per cent. The workforce reduction is limited to employees based in the Company’s Rehovot, Israel facility, and consists primarily of early-stage research personnel.

Michael S. Weiss, Chairman, said: "This is a significant step in the Company's plan to re-focus its efforts and resources towards the projects with the highest potential for near-term success. We believe that the implementation of this program allows the Company to become a more attractive opportunity for existing shareholders and potential investors.”

Contacts:

XTLbio
Jonathan Burgin, Chief Financial Officer  Tel: +972 8 930 4440

About XTL Biopharmaceuticals Ltd.
Established in 1993, XTL Biopharmaceuticals Ltd. (LSE: XTL; NASDAQ: XTLB; TASE: XTL) is a biopharmaceutical company engaged in the acquisition, development and commercialization of pharmaceutical products for the treatment of infectious diseases, particularly the prevention and treatment of hepatitis B and C.

Cautionary Statement
Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Among the factors that could cause our actual results to differ materially, and therefore affect interest by investors in our ADR's, are the following: our ability to successfully complete cost-effective clinical trials for XTL-2125 and the other drug candidates we have under development; our ability to develop successfully our drug candidates with a reduced level of human resources in our research and development function; and other risk factors identified from time to time in our reports filed with the regulatory authorities in Israel, the United Kingdom and the United States. Any forward-looking statements set forth in this press release speak only as of the date of this press release. We do not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof. This press release and prior releases are available at www.xtlbio.com. The information in our website is not incorporated by reference into this press release and is included as an inactive textual reference only.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: December 20, 2005	By:	/s/ Jonathan Burgin
Jonathan Burgin
Chief Financial Officer